OMB APPROVAL
                                                            OMB NUMBER 3235-0058
                                                           EXPIRES: MAY 31, 1997
                                                        Estimated average burden
                                                       hour per response....2.50

                                                                 SEC FILE NUMBER
                                                                          1-7948

                                                                    CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):      _ Form 10-K _ Form 20-F _ Form 11-K X Form 10Q  _  Form N-SAR

          For Period Ended: July 31, 1999
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition  Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

         HIRSCH INTERNATIONAL CORP.
Full Name of Registrant


Former Name if Applicable

         200 Wireless Blvd.
Address of Principal Executive Office (Street and Number)

         Hauppauge, New York 11788
         City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     Our Form 10-Q filing for the quarter ended July 31, 1999 has been delayed by one (1) day due to a delay in receiving (i) a waiver of a covenant violation from the holder of the mortgage and note for the Company's Hauppauge, New York premises; and (ii) a limited forbearance agreement from the Company's lenders due to certain covenant violations under the Company's Revolving Credit Facility, as amended.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Richard M. Richer          (516)                     436-7100
                  --------------------------------------------------------------
                  (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), X Yes No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues for the second quarter of fiscal 2000 were $17.4 million compared to $32.7 million in the fiscal quarter of fiscal 1999. The net loss for the quarter was $2.5 million or $0.26 per diluted share versus net income of $50,000 or $0.01 per diluted share for the same period last year.

     Revenue for the six months ended July 31, 1999 totaled $43.2 million versus $71.1 million for the first six months of fiscal 1999. The net loss for the period amounted to $3.0 million or $0.32 per diluted share compared to a net income of $1.4 million or $0.14 per diluted share for the same period last year.


                                             HIRSCH INTERNATIONAL CORP.
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 15, 1999               By: /s/Henry Arnberg
                                          ----------------
                                          Henry Arnberg, Chief Executive Officer